FORM C-AR

Annual Report

Pursuant to Regulation Crowdfunding (17 CFR §227.203)

Issuer:	West Lombard, LLC
Crowdfunding Vehicle:	West Lombard SC, LLC
CIK:	1973860
Fiscal Year End:	December 31, 2025
Date of Report:	April 30, 2026

This annual report is filed pursuant to 17 CFR §227.203(a) for the fiscal year ended December 31, 2025. The information contained herein updates the disclosures previously provided in the Company's Form C filed November 5, 2024 (as amended by Form C/A filed December 23, 2024 and Form C/A filed January 10, 2025), and the Form C-U filed April 2, 2025.

Amount Raised in the Offering: $61,000

The offering closed on or about March 31, 2025. A total of $61,000 was raised from investors through the Regulation Crowdfunding offering conducted through NSSC Funding Portal, LLC (d/b/a Small Change).

§227.201(a) — Basic Information About the Company

Name of Company	West Lombard, LLC
State of Organization	Oregon
Date Company Was Formed	December 14, 2020
Kind of Entity	Limited liability company
Street Address	33122 Felisha Way, Scappoose, Oregon 97056
Website Address	www.oakleaf.dev

SPV Information:

Name of SPV	West Lombard SC, LLC
State of Organization	Oregon
Date SPV Was Formed	July 2, 2024
Kind of Entity	Limited liability company
Street Address	33122 Felisha Way, Scappoose, Oregon 97056

§227.201(b) — Directors and Officers of the Company

As of December 31, 2025, the following individuals serve as managers of Viking Development, LLC, which is the Manager of West Lombard, LLC. There have been no changes to the directors and officers since the prior filing, except as noted below.

Material Change: Robert Pile is no longer employed by HOMMA Group, Inc. as of 2024 and is now the Principal of Oakleaf reDevelopment, LLC, which is his primary professional activity.

Person #1: Robert Pile
Position: Managing Member of the Manager, Viking Development, LLC (since July 20, 2020)

Principal Occupation: Real Estate Developer, Oakleaf reDevelopment, LLC

Person #2: Jeff Shindler
Position: Manager of the Manager, Viking Development, LLC (since July 28, 2020)

Principal Occupation: Financial Executive, Evergreen Capital Advisors

Person #3: George McCleary
Position: Manager of the Manager, Viking Development, LLC (since July 28, 2020)

Principal Occupation: Real Estate Broker, McCleary Realty

Person #4: Mitch Powell
Position: Manager of the Manager, Viking Development, LLC (since March 21, 2021)

Principal Occupation: General Contractor, The Powell Group

§227.201(c) — Each Person Who Owns 20% or More of the Voting Power

No change from prior filing. The Manager, Viking Development, LLC, holds the voting power of the Company. The members of Viking Development, LLC are Robert Pile, Jeff Shindler, George McCleary, and Mitch Powell.

§227.201(d) — The Company's Business and Business Plan

The Company's sole business is the ownership and operation of a 12-unit, net-zero energy, multifamily residential apartment building located at 6375 N Lombard Blvd, Portland, Oregon 97203.

Material Changes to the Business Plan:

Construction Completion: The project received its Temporary Certificate of Occupancy (TCO) on August 28, 2025, and was approved for occupancy on that date. Construction was originally projected for completion in Q1 2025 per the offering documents, representing an approximately 5-month delay attributable to supply chain issues, weather, and the complexity of net-zero construction systems.

Entity Restructuring: During 2025, the Company distributed title to its second lot (formerly held alongside the project lot) to West Lombard 2, LLC, a newly formed Oregon limited liability company, in exchange for membership interests in West Lombard 2, LLC. The Company then distributed those membership interests to the individual members of West Lombard, LLC. As a result, each project is now held in a separate, independent LLC, and the Company's sole remaining real property asset is the 12-unit building at 6375 N Lombard Blvd.

Lease-Up Status: As of December 31, 2025, the property was in active lease-up. The Company engaged Capital Property Management (CPM) as its third-party property manager. Marketing efforts have included listings on Zillow, Apartments.com, and other platforms, as well as community outreach to the University of Portland, Adidas, St. Johns neighborhood businesses, and cross-promotional partnerships.

Rent Performance: Achieved rents as of December 31, 2025 were approximately $2.77 per square foot, which is approximately 6% below the forecasted rent of $3.07 per square foot contained in the offering documents. The softness in achieved rents is attributable to elevated new multifamily supply deliveries in the Portland market during 2024–2025 and a softening local economy.

Property Valuation: The August 2023 appraisal valued the project at $3,675,000 and the October 2024 appraisal valued the project at $3,750,000. Based on actual rent performance and market conditions as of December 31, 2025, management estimates the current implied value at approximately $3,200,000, which is below the offering documents' projected stabilized value of approximately $3,700,000.

Revised Exit Strategy: The offering documents contemplated a sale at stabilization (approximately Month 24). Given the softness in rents and current market conditions, the Manager is evaluating a hold-and-operate strategy for the near term, with the goal of stabilizing the property, refinancing the construction loan, and targeting disposition when market conditions improve.

§227.201(e) — Number of Employees

The Company currently has 0 employees. No change from prior filing.

§227.201(f) — Risks of Investing

The risk factors disclosed in the prior Form C remain applicable. In addition, the following risk factors have emerged:

Refinancing Risk: The Company's construction loan with Cetan Funds ($2,200,000) must be refinanced or repaid. There is no assurance that refinancing will be available on favorable terms, or at all.

Market Softness Risk: The Portland multifamily market experienced a significant increase in new supply during 2024–2025. This supply surge, combined with softening demand, has put downward pressure on rents and occupancy rates.

Debt Maturity Risk: The F. Gordon Allen note ($231,600 at 12%) matured January 31, 2026 and has been extended indefinitely, with repayment due upon the sale of the property. The Cetan Funds construction loan original maturity of April 1, 2026 has been extended but will require permanent refinancing.

§227.201(k) — Material Changes

The following material changes have occurred since the most recent Form C/A filing (January 10, 2025):

1. Construction completed. The project received its TCO on August 28, 2025, approximately 5 months later than originally projected. All 12 units were delivered and approved for occupancy.

2. Offering closed. The Regulation Crowdfunding offering closed on or about March 31, 2025. A total of $61,000 was raised from investors.

3. Entity restructuring. The Company distributed title to its second lot to West Lombard 2, LLC in exchange for membership interests, then distributed those interests to the individual members of West Lombard, LLC. The Company's sole remaining real property asset is the 12-unit building at 6375 N Lombard Blvd.

4. New investor admitted. Shaun Ford was admitted as a member of West Lombard, LLC, receiving $40,000 in membership interests. The capital for this admission was sourced from Viking Development, LLC's existing interest, carried as a $40,000 note receivable from Viking Development, LLC on the Company's balance sheet.

5. Rent performance below projections. Achieved rents of approximately $2.77/SF are approximately 6% below the $3.07/SF projected in the offering. This is attributable to elevated supply and a softening local economy.

6. Implied property value below projections. Management estimates the current implied value at approximately $3,200,000, compared to the $3,700,000 projected stabilized value and the $3,750,000 October 2024 appraisal.

7. F. Gordon Allen debt reduced. One of the two F. Gordon Allen notes was transferred during 2025, reducing the total outstanding balance from $463,200 (two notes) to $231,600 (one note). The remaining note matured January 31, 2026, but has been extended indefinitely.

8. New indebtedness incurred. The Company incurred the following additional debt since the filing of the Form C:

(a) George McCleary: $150,000 unsecured note, dated March 4, 2024, accruing interest at 12% annually. Mr. McCleary is a Manager of Viking Development, LLC and an insider of the Company.

(b) Suvi Wesa: $100,000 unsecured note, dated June 10, 2025, accruing interest at 12% annually.

(c) Cetan Funds: $2,200,000 construction loan secured by first-position lien on the property at 6375 N Lombard Blvd, Portland, OR 97203, at 12% interest. Original maturity April 1, 2026 (since extended). Personally guaranteed by all four members of Viking Development, LLC.

9. Related-party fee payments. Of the four related-party fees disclosed in the prior Form C, only the Powell Group LLC construction fee has been partially paid ($75,000 of $175,000). All other fee balances remain outstanding.

10. Revised exit timeline. The Manager is evaluating a hold-and-operate strategy, with refinancing of the construction loan anticipated in 2026 and disposition deferred until market conditions improve.

§227.201(p) — Indebtedness of the Company

As of December 31, 2025, the material indebtedness of the Company is as follows:

Creditor	Amount	Rate	Maturity	Other Important Terms
Cetan Funds	$2,200,000	12%	Extended	First-position lien on property; PGs by all 4 Viking members
F. Gordon Allen	$231,600	12%	01/31/2026	Unsecured; interest paid monthly
George McCleary	$150,000	12%	Accruing	Unsecured; related party; interest accruing
Suvi Wesa	$100,000	12%	Accruing	Unsecured; interest accruing

In addition to the indebtedness listed above, the Company has miscellaneous trade debt (accounts payable) of approximately $2,316 and related-party payables (Due to Viking Development, Due to Robert, Due to Mitch) of approximately $22,855.

Note: Accrued and unpaid interest on the McCleary and Wesa notes is estimated at approximately $40,000 as of December 31, 2025 and is not reflected in the principal amounts above. A year-end adjusting entry may be required.

Note: The City of Portland System Development Charges (SDCs) of approximately $160,000 remain on deferral and have not yet been converted to an installment note.

§227.201(q) — Other Offerings of Securities within the Last Three Years

No change from prior filing. The Company previously raised $500,000 under Rule 506(b) beginning April 3, 2023, in the form of preferred equity, used for land acquisition, carrying costs, and pre-development costs.

§227.201(r) — Transactions Between the Company and "Insiders"

The following related-party transactions have been updated to reflect activity through December 31, 2025:

Description	Date	Name	Relationship	Value / Status
Construction Fee	Apr 2024	The Powell Group LLC	Mitch Powell, Manager of Viking Dev	$75K paid; $100K bal.
Broker Fee	Apr 2024	McCleary Realty	George McCleary, Manager of Viking Dev	$150K outstanding
Development Fee	Apr 2024	Oakleaf reDevelopment LLC	Robert Pile, Managing Mbr of Viking Dev	$95K outstanding
Mortgage Broker Fee	Apr 2024	Evergreen Capital	Jeff Shindler, Manager of Viking Dev	$25K outstanding
Unsecured Loan	Mar 2024	George McCleary	Manager of Viking Dev; insider	$150K at 12% accruing

Note Receivable	2025	Viking Development LLC	Manager of the Company	$40K receivable from Viking
Payable	Ongoing	Robert Pile	Managing Mbr of Viking Dev	$9K due to Robert
Payable	Ongoing	Mitch Powell	Manager of Viking Dev	$7K due to Mitch
Payable	Ongoing	Viking Development LLC	Manager of the Company	$6,855 due to Viking

§227.201(s) — The Company's Financial Condition

Liquidity

The Company completed construction and received its TCO on August 28, 2025. As of December 31, 2025, the Company had $26,842 in cash on hand. The property was in active lease-up, with rental income of $10,256 (net of concessions) during the partial operating period of August–December 2025.

The Company's primary near-term liquidity need is the refinancing of the Cetan Funds construction loan ($2,200,000). The F. Gordon Allen note ($231,600) matured January 31, 2026 and was extended indefinitely, with repayment due upon the sale of the property. The Manager is actively pursuing permanent financing.

Capital Resources

The Company's principal asset is the completed 12-unit building and underlying land at 6375 N Lombard Blvd, Portland, OR 97203. Total assets as of December 31, 2025 were $2,948,265, including $26,842 in cash and $42,534 in a note receivable from Viking Development, LLC.

During 2025, the Company distributed title to its second lot (and associated land preparation costs) to West Lombard 2, LLC. The book value of the contributed assets was approximately $2.4 million. The Company subsequently distributed its West Lombard 2, LLC membership interests to the individual members, reducing Partner Investments on the balance sheet from $897,186 to $562,043.

Historical Results of Operations

	FY2025	FY2024
Total Assets	$2,948,265	$2,683,821
Cash & Equivalents	$26,842	$4,994
Short-Term Debt	$—	$—
Long-Term Debt	$2,681,600	$1,792,780
Total Liabilities	$2,709,066	$1,826,206
Members' Equity	$239,199	$857,616
Revenue (net)	$10,256	$0
Total Expenses	$297,271	$36,700
Net Income (Loss)	($283,273)	($36,700)

FY2024 was a pre-revenue construction year. The Company's only expenses were legal and professional fees, accounting, taxes and licenses, and administrative costs.

FY2025 was a transitional year. Construction was completed in August 2025, and rental operations commenced thereafter. Revenue of $10,256 reflects approximately four months of partial lease-up (net of $4,648 in rent incentives/concessions). Major expense categories included interest paid ($92,778, primarily on the Cetan construction loan and Allen note), depreciation ($145,860), amortization of loan fees ($14,002), property management fees ($5,795), advertising and marketing ($5,040), and legal and professional fees ($20,230).

Note regarding accrued interest: The financial statements above do not include an estimated $40,000 in accrued and unpaid interest on the McCleary ($150,000) and Wesa ($100,000) notes. A year-end adjusting entry to book this liability would increase total liabilities and increase the net loss by approximately $40,000. The Manager intends to book this adjustment before finalizing the financial statements.

Changes and Trends

The Portland multifamily market experienced a significant supply-demand imbalance during 2024–2025. Multifamily permitting collapsed from 2,169 units in 2023 to 954 in 2024 and 495 in 2025. However, the near-term supply overhang from prior-year deliveries has suppressed rents and slowed absorption. The Company's achieved rents are approximately 6% below projections, and the implied property value is approximately 14% below the most recent appraisal.

Financial Condition of the SPV

West Lombard SC, LLC was formed for the sole purpose of facilitating the Regulation Crowdfunding offering. It has no independent assets other than its membership interest in West Lombard, LLC, and no independent liabilities.

§227.201(t) — The Company's Financial Statements

The Company's financial statements for the fiscal years ended December 31, 2025 and December 31, 2024 are provided below. These statements have been prepared on an accrual basis from the Company's books and records maintained in QuickBooks Online. They are certified by the principal executive officer and are not audited or reviewed by an independent accountant, consistent with the requirements for issuers that raised less than $107,000 under Regulation Crowdfunding.

Balance Sheet — West Lombard, LLC

As of December 31, 2025 and December 31, 2024

	12/31/2025	12/31/2024
ASSETS		
Cash & Bank Accounts	$26,842	$4,994
Note Receivable — Viking Development	$42,534	$—
Due from West Lombard 2	$1,316	$—
Reserves & Deposits	$2,788	$—
Investment in West Lombard 2, LLC	$2,429,553	$—
Land & Land Improvements	$371,525	$1,079,469
Construction in Progress	$—	$1,550,353
5-Year Assets	$212,567	$—
Loan Fees (net of amortization)	$6,999	$49,005
Accumulated Depreciation	($145,860)	$—
TOTAL ASSETS	**$2,948,265**	**$2,683,821**
LIABILITIES		
Accounts Payable	$2,316	$23,776
Due to Viking Development	$6,855	$9,650
Due to Robert Pile	$9,000	$—
Due to Mitch Powell	$7,000	$—
Prepaid Rent / Security Deposits	$2,295	$—
Loan — Cetan Funds (construction)	$2,200,000	$1,179,580
Loan — F. Gordon Allen	$231,600	$463,200
Loan — George McCleary	$150,000	$150,000
Loan — Suvi Wesa	$100,000	$—
TOTAL LIABILITIES	**$2,709,066**	**$1,826,206**
MEMBERS' EQUITY		

Partner Investments	$562,043	$897,186
Retained Earnings	($39,570)	($2,870)
Net Income (Loss)	($283,273)	($36,700)
TOTAL EQUITY	**$239,199**	**$857,616**
TOTAL LIABILITIES & EQUITY	**$2,948,265**	**$2,683,821**

Statement of Operations — West Lombard, LLC

For the Fiscal Years Ended December 31, 2025 and December 31, 2024

	FY2025	FY2024
REVENUE		
Rental Income	$14,904	$—
Rent Incentives / Concessions	($4,648)	$—
Total Revenue (net)	**$10,256**	**$0**
OPERATING EXPENSES		
Amortization Expense	$14,002	$—
Property Management Fee	$5,795	$—
Utilities	$605	$—
Security	$720	$—
Taxes & Licenses	$250	$250
Advertising & Marketing	$5,040	$—
Organizational Expense	$369	$—
Repairs & Maintenance	$4,093	$—
Lease Commission	$475	$—
Garbage Disposal	$1,350	$—
Office Supplies & Software	$4,736	$730
Legal & Professional Services	$20,230	$34,542
Insurance	$843	$—
Bank Charges & Fees	$65	$149
Dues & Subscriptions	$—	$1,030
Interest Paid	$92,778	$—
Total Operating Expenses	**$151,411**	**$36,700**
NET OPERATING INCOME (LOSS)	**($141,155)**	**($36,700)**
OTHER INCOME / (EXPENSE)		
Interest Income	$2,691	$—
Other Income	$1,050	$—
Depreciation Expense	($145,860)	$—
Total Other Income (Expense)	**($142,119)**	**$0**
NET INCOME (LOSS)	**($283,273)**	**($36,700)**

Statement of Cash Flows — West Lombard, LLC

For the Fiscal Years Ended December 31, 2025 and December 31, 2024

	FY2025	FY2024
OPERATING ACTIVITIES		
Net Income (Loss)	($283,273)	($36,700)
Adjustments for non-cash items	$104,898	$68,080
Net Cash from Operating Activities	**($178,375)**	**$31,380**
INVESTING ACTIVITIES		
Investment in WL2 / land distribution	($2,429,553)	$—
Fixed asset additions	($224,092)	$—
CIP reclassification / land reclassification	$2,300,191	($1,455,732)
Net Cash from Investing Activities	**($353,454)**	**($1,455,732)**
FINANCING ACTIVITIES		
Allen note repayment	($231,600)	$—
Suvi Wesa loan proceeds	$100,000	$—
George McCleary loan proceeds	$—	$150,000
Cetan holdback/reserve releases	$1,020,420	$—
Cetan Funds construction loan	$—	$2,200,000
Cetan holdback/interest reserve	$—	($1,020,420)
Partner Investments (net)	($335,143)	$897,186
Net Cash from Financing Activities	**$553,677**	**$1,379,580**
NET CHANGE IN CASH	**$21,849**	**($44,773)**
Cash, beginning of period	$4,994	$49,766
CASH, END OF PERIOD	**$26,842**	**$4,994**

Notes to Financial Statements

Note 1 — Nature of Operations

West Lombard, LLC (the "Company") is an Oregon limited liability company formed December 14, 2020. The Company's sole business is the ownership and operation of a 12-unit, net-zero energy, multifamily residential apartment building at 6375 N Lombard Blvd, Portland, Oregon 97203. The property received its Temporary Certificate of Occupancy on August 28, 2025.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting: The financial statements are prepared on the accrual basis of accounting.

Property and Equipment: The building and improvements are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets (5 years for appliances and equipment; 15 years for land improvements; 27.5 years for the building). The land is not depreciated.

Loan Fees: Loan origination costs are capitalized and amortized over the expected term of the related financing.

Revenue Recognition: Rental revenue is recognized on a straight-line basis over the lease term. Rent incentives and concessions are recognized as a reduction to rental income.

Note 3 — Property and Equipment

Upon completion of construction in August 2025, costs previously classified as Construction in Progress ($1,550,354) and land preparation costs ($359,469) were reclassified to their appropriate fixed asset categories (building, 5-year assets, and land improvements). The remaining land account ($360,000) reflects the value of the single lot retained by the Company.

During 2025, the Company contributed its second lot (and associated land preparation costs, with a combined book value of approximately $360,000 in land plus $359,469 in preparations) to West Lombard 2, LLC in exchange for membership interests. See Note 6.

Note 4 — Indebtedness

As of December 31, 2025, the Company's outstanding debt obligations are:

Creditor	Principal	Rate	Maturity	Notes
Cetan Funds	$2,200,000	12%	Extended	Secured; PGs; interest paid
F. Gordon Allen	$231,600	12%	01/31/26	Unsecured; interest paid monthly
George McCleary	$150,000	12%	Demand	Unsecured; interest accruing
Suvi Wesa	$100,000	12%	Demand	Unsecured; interest accruing

The Allen note balance was reduced from $463,200 to $231,600 during 2025 through transfer of one of the two original notes. Accrued and unpaid interest on the McCleary and Wesa notes is estimated at approximately $40,000 as of December 31, 2025.

The City of Portland SDCs of approximately $160,000 remain on deferral and are not yet reflected as debt.

Note 5 — Related-Party Transactions

The Company has the following related-party arrangements:

Management Fees: Four related-party fees were established per the offering documents: Powell Group LLC ($175,000 construction fee, $75,000 paid), McCleary Realty ($150,000 broker fee, outstanding), Oakleaf reDevelopment LLC ($95,000 development fee, outstanding), and Evergreen Capital ($25,000 mortgage broker fee, outstanding). Total related-party fees outstanding: $370,000.

McCleary Note: George McCleary, a Manager of Viking Development, LLC, loaned $150,000 to the Company on March 4, 2024, at 12% accruing interest. No interest payments have been made.

Viking Development Note Receivable: The Company holds a $40,000 note receivable from Viking Development, LLC, arising from the admission of a new member (Shaun Ford) whose membership interests were sourced from Viking's existing interest. Accrued interest of $2,534 is also receivable.

Payables to Insiders: As of December 31, 2025, the Company owed $6,855 to Viking Development, LLC, $9,000 to Robert Pile, and $7,000 to Mitch Powell for various expense reimbursements and advances.

Note 6 — Distribution of West Lombard 2, LLC

During 2025, the Company distributed title to its second lot and associated development costs to West Lombard 2, LLC, a newly formed Oregon limited liability company, in exchange for 100% of the membership interests in West Lombard 2, LLC. The book value of the contributed assets was approximately $2,429,553 (reflected as "Investment in West Lombard 2" on the balance sheet during the interim period).

The Company subsequently distributed its West Lombard 2, LLC membership interests to the individual members of West Lombard, LLC. This distribution reduced Partner Investments from $897,186 to $562,043 (a net reduction of $335,143). As a result, West Lombard, LLC no longer holds any interest in West Lombard 2, LLC or its underlying property, and the two projects operate independently.

Note 7 — Subsequent Events

The F. Gordon Allen note ($231,600) matured on January 31, 2026 and was extended indefinitely, with repayment now due upon the sale of the property. The Cetan Funds construction loan original maturity of April 1, 2026 has been extended. The Manager is actively pursuing permanent refinancing for the Cetan loan. No other material subsequent events have occurred through the date of this report.

§227.201(x) — Our Compliance with Reporting Obligations

This is the Company's first annual report filed pursuant to 17 CFR §227.203(a). The Company has not previously been required to file annual reports under Regulation Crowdfunding. This report is being filed on or before April 30, 2026, within 120 days of the fiscal year end, as required.

Certification

I, Robert L. Pile, Managing Member of Viking Development, LLC, the Manager of West Lombard, LLC, hereby certify that:

1. I have reviewed this annual report on Form C-AR of West Lombard, LLC;

2. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the issuer as of, and for, the periods presented in this report;

3. Based on my knowledge, the information in this report is true, complete, and correct to the best of my knowledge, information, and belief.

_____

Robert L. Pile
Managing Member, Viking Development, LLC

Manager of West Lombard, LLC

Date: April 28, 2026